SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of May 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Registered by CNH

to Estimate Reserves in Mexico

Paris, France – 17 May 2016

CGG has announced that its Mexican entity, CGGVeritas Services de México S.A. de C.V. (CGG), has become one of only a small number of companies to be registered by Mexico’s National Hydrocarbons Commission (CNH) as an independent third party qualified to audit and certify Mexico’s reserves, either for oil and gas operators or directly for the CNH.

CGG GeoConsulting’s Robertson petroleum reservoir & economics group specializes in a wide range of geoscience, reservoir engineering, facilities engineering, and economics consultancy services. It has a specialist certifier level and considerable experience in conducting audits using the Petroleum Resources Management System (PRMS), the international standard for defining and reporting petroleum reserves and resources.

Registration of CGG’s auditing and reporting expertise will apply to all of Mexico’s oil and natural gas resources from conventional to unconventional in both offshore and onshore settings.

Jean-Georges Malcor, CEO, CGG, said: “CGG has over twenty-five years of operating history in Mexico, during which time it has consistently taken the lead in introducing the latest geological, geophysical and reservoir technologies to support Mexico’s exploration, development and production challenges. It therefore seems fitting that, with our wider geoscience capabilities, we can now extend this role as a registered reserves auditor for Mexico.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs more than 7,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 17th, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO